SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 19th, 2019

DATE, TIME AND PLACE: February 19th, 2019, at 2.00 pm, at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company's Bylaws. Justified absence of Messrs. Agostino Nuzzolo, Mario Di Mauro e Piergiorgio Peluso.

BOARD: Mr. João Cox Neto - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the Statutory Audit Committee’s Concise Annual Report; (4) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2018, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; (5) To analyze the Management’s proposal for the allocation of the results related to the year of 2018 and the dividend distribution by the Company, for submission to the Shareholders’ Meeting of the Company; (6) To resolve on the proposal to use deferred income tax and social contribution on profit (ICVM nº 371); (7) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 12th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled company, TIM S.A., on the other hand, and to resolve on its submission to the Annual Shareholders' Meeting of the Company; (8) To analyze the Compensation Proposal of the Company’s Administrators, the members of the Committees and the Fiscal Council, and to resolve on its submission to the Annual Shareholders’ Meeting of the Company; and (9) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged that no meetings of the Compensation Committee (“CR”) were held since the last report made by Mr. Celso Loducca’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 6th and 19th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(3) Acknowledged on the CAE’s Concise Annual Report, approved on February 19th, 2019 related to the activities carried out throughout the year of 2018, which shall follow the Company’s Financial Statements, dated as of December 31st, 2018.

(4) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2018, based on the information provided by the Company’s Management and on the material presented which is filed at the Company’s head office. The Board Members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) PricewaterhouseCoopers (“PwC”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiary’s financial and equity position. The Board Members, as it follows, approved the submission of the Management Report, the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2018, to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened.

(5) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2018 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinion, which are filed at the Company’s head office, and approved its submission to the Company’s Annual and Extraordinary Shareholders Meeting, to be convened.

(6) Approved the technical study on the accounting of the deferred tax assets, Income Tax and Social Contribution on Net Income of the Company and its subsidiary, after PwC’s opinion and the Fiscal Council’s and the CAE’s assessment, all in accordance with the material presented which is filed at the Company’s head office, and on CVM’s instruction Nr. 371/2002.

(7) Analyzed the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 12th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM S.A., on the other hand, and approved, based on the favorable evaluation of the CAE and on the material presented which are filed at the Company's head office, its submission to the Annual and Extraordinary Shareholders' Meeting, to be convened.

(8) Opined favorably to the Management’s Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2019, based on the material presented which is filed at the Company’s head office, and approved its submission to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened.

(9) Approved the following agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 28th, 2019, to be convened on date to be defined by the Chief Executive Officer, and up to thirty (30) days before the date of the Meeting.

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2018; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2018 and the distribution of dividends by the Company;  (3) To resolve on the composition of the Board of Directors of the Company; (4) To elect the Company’s Board Members; (5) To resolve on the composition of the Fiscal Council of the Company; (6) To elect the effective and alternate members of the Fiscal Council; and (7) To resolve on the Compensation Proposal for the Company’s Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2019.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 12th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM S.A., on the other hand.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 19th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.